NEC Corporation 7-1, Shiba 5-chome, Minato-ku, Tokyo 108-8001, Japan Tel. +81-3-3454-1111

June 18, 2020

VIA EDGAR

Re:	NEC Corporation

Amendment No. 1 to Registration Statement on Form 20-F

Filed June 9, 2020

CIK No. 0000072127

Michael C. Foland, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Foland:

NEC Corporation (“we”, “NEC” or the “Company”) is hereby providing the following responses to certain inquiries communicated in telephone calls on June 15, 2020 and June 17, 2020 to our legal counsel, Takahiro Saito of Simpson Thacher & Bartlett LLP, from a member of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), Kathleen Collins, Division of Corporation Finance, Accounting Branch Chief, regarding Amendment No. 1 to the Registration Statement on Form 20-F (the “Amendment”), which was filed via EDGAR on June 9, 2020.

To assist your review, we have set forth what we understood as the Staff’s comments in bold, italicized text below.

Securities and Exchange Commission	2	June 18, 2020

Amendment No. 1 to Form 20-F filed June 9, 2020

1.

We note your response to prior comment 3 in your response letter filed on June 9, 2020. Aside from the “Current Negotiation,” what other matters are included in the “provision for commercial disputes and litigation” described in Note 23 to your consolidated financial statements and why are such matters not described therein?

Response:

We respectfully acknowledge the Staff’s comment. The “provision for commercial disputes and litigation” consists of amounts corresponding to certain potential commercial claims and disputes as well as pending, threatened or possible legal proceedings and litigation.

Except for the “Current Negotiation,” the rest of the “provision for commercial disputes and litigation” as of March 31, 2019 consists of more than 20 much smaller matters, with the second largest matter in terms of provision amount constituting roughly 10% of the total or about US$25 million. A substantial majority of these smaller matters are disputes in the ordinary course of business regarding alleged breach of contract claims related to product delivery. In light of IAS 1 paragraph 31, which states that “an entity need not provide specific disclosure required by IFRS if the information resulting from that disclosure is not material,” we do not believe that any of these small matters requires specific mention in the disclosure due to their immateriality both in terms of amount and of any other potential negative effects on our business.

In light of the above, we propose to amend the relevant portion of Note 23 to make clear to readers that the matter that we are unable to disclose is a single matter that constitutes the largest matter and to include information regarding the general nature of the remaining matters. Specifically, we propose to revise the Note as follows (with the added text in italics) in a further amendment to the Form 20-F:

“A provision is recognized for certain potential commercial claims and disputes as well as pending, threatened or possible legal proceedings and litigation. The timing of cash outflows depends on the progress of cases in the future. The Company’s management has conducted an assessment of the probable outcome of each commercial claim and dispute. Regarding the most significant matter in terms of provision amount, management has decided not to disclose further details of the matter as such disclosure could seriously prejudice the position of the Company with respect thereto. The remaining matters are significantly smaller, a substantial majority of them being disputes in the ordinary course of business regarding alleged breach of contract claims related to product delivery.”

Securities and Exchange Commission	3	June 18, 2020

2.

Why are the two matters described under “Item 8–Consolidated Statements and Other Financial Information–Legal Proceedings” not included in the “provision for commercial disputes and litigation” or described in Note 23 to your consolidated financial statements?

Response:

We respectfully acknowledge the Staff’s comment. To assist in the Staff’s understanding of why the two matters that we described in Item 8 are not described in Note 23, we would like to first explain why we decided to describe these two matters in Item 8. We believe that a certain level of consistency between our corporate disclosures in different jurisdictions is desirable, and because these two matters are disclosed in our Japanese annual securities filing, we determined that it would be reasonable to disclose the same legal proceedings in Item 8. In our Japanese annual securities filing, we generally disclose legal proceedings in cases where the potential negative effect on our profits is over ¥5 billion (approximately US$47 million, or approximately 0.3% of our consolidated current assets as of the end of the fiscal year ended March 31, 2019). We also generally disclose legal proceedings for which there is a theoretical risk of criminal liability for the company or its employees, regardless of the financial amounts involved (such as in the case of antitrust matters). Based on these criteria for our Japanese filings, which we maintain in compliance with applicable Japanese disclosure standards, one matter was included in our Japanese annual securities filing for qualitative reasons and the other for quantitative reasons. However, as further described below, both of the matters disclosed in Item 8 involve potential liability that is significantly lower than, for example, the threshold described in the instructions to Item 103 of Regulation S-K, which permits the application of a quantitative threshold of “10 percent of the current assets of the registrant” in order to determine whether a proceeding should be disclosed.

The EC Matter

The matter pending in the European Court of Justice (the “EC Matter”) is regarding our appeal filed in May 2018 with the European Court of Justice regarding a portion of the fines that were ordered upon our then subsidiary, TOKIN Corporation, and NEC Corporation relating to cartel activity by TOKIN Corporation regarding certain types of electrolytic capacitors. Of the total of €16.4 million in fines, €8.8 million was to be payable by TOKIN Corporation, €5.0 million was to be payable jointly and severally by TOKIN Corporation and NEC Corporation (as the parent of the wrongful actor), and the remaining €2.6 million was to be payable by NEC Corporation (as a “repeat offender” penalty as described below).

In April 2017, the Company completed the sale of all of its shares of TOKIN Corporation to a third-party acquiror, and the only obligation for which the Company is ultimately responsible after such sale is the €2.6 million portion, with the remainder of the fine being the responsibility of TOKIN Corporation. This €2.6 million fine ordered upon the Company primarily represents a “repeat offender” penalty due to our involvement in a prior unrelated cartel-related matter involving DRAM products for which a penalty was imposed by the European Commission over ten years ago.

We note that we stated in our response to comment 3 in our letter filed via EDGAR on June 9, 2020 that the “provision for commercial disputes and litigation” does not include any amounts with respect to the EC Matter. While this was true for most of the €16.4 million fine, we inadvertently neglected to mention that the €2.6 million “repeat offender” portion of the fines is indeed included in the “provision for commercial disputes and litigation.” We are in the process of appealing this €2.6 million fine based primarily on an argument that the repeat offender penalty should not be applicable as the wrongdoing in the EC Matter was by TOKIN Corporation and not the Company, but have included the amount in the “provision for commercial disputes and litigation” based on our assessment of the risk of our appeal being unsuccessful. However, we do not describe the EC Matter in Note 23 due to its immateriality in terms of the amounts involved and its potential non-monetary impacts on our business pursuant to IAS 1.31. Furthermore, we do not believe that we would have decided to describe the EC Matter in Item 8 if it were not for its inclusion in our Japanese annual securities filing.

Securities and Exchange Commission	4	June 18, 2020

The Brazil Matter

The matter pending in Brazil (the “Brazil Matter”) concerns our appeal of an order from the Brazilian tax authorities received in April 2016 that imposed additional withholding taxes on our Brazilian subsidiary. The order reflects the tax authorities’ denial of the tax deductibility of our subsidiary’s write-off of certain loans made to third parties. We appealed the original order up the administrative court system for tax matters but were unable to achieve a satisfactory ruling. We have therefore taken the next step of appealing to the judicial court system where the Brazil Matter is currently pending and which we expect will take another three to five years to resolve.

We have disclosed the Brazil Matter in Item 8 for consistency with our Japanese annual securities filing. We describe such matter in our Japanese filing because the amount in dispute exceeds the ¥5 billion internal threshold described above. We note that the amount in dispute in the Brazil Matter is approximately 367 million Brazilian Real (approximately US$71 million, or slightly under 0.5% of our consolidated current assets as of March 31, 2019), and we would not have disclosed the matter in our Form 20-F if it were not for the existing disclosure in our Japanese filing.

In assessing the risk of liability, we have carefully considered a variety of factors in a comprehensive manner. We believe that our position is supported by solid evidence that the write-offs were a legitimate deductible business expense. In addition, we also believe we have a strong argument that the non-deductibility of the write-offs was pointed out by the tax authorities after the statute of limitations had already lapsed from when the tax event occurred. While a statute of limitations would not apply in a tax evasion situation, that is not the case here as the legitimacy of the underlying business transactions is not in question. There are also some circumstances that weaken the legitimacy of the administrative court decisions, including some dissenting opinions by administrative court judges that support our arguments. We also note that it is relatively common for tax order appeals to succeed in Brazil compared to many other jurisdictions. Finally, we have received a legal memorandum from a highly reputable Brazilian law firm, which is different from the firm that is handling the appeal, that confirms the various factors that underlie our belief in the strength of our position, including those described above, and which states that the probability of our success in the appeal is more likely than not, which we understand is effectively the highest level of certainty that Brazilian counsel would typically provide (absent rare circumstances that would make the assessment more unequivocal).

Based on the above factors that support our position in the dispute, we concluded that a provision is not required as the possibility of liability is less than probable. Furthermore, we determined that a description of the matter is not required in Note 23 based on our comprehensive consideration of the above factors as well as the immateriality of the amount in dispute relative to the size of our business.

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Securities and Exchange Commission	5	June 18, 2020

Should the Staff have any questions or comments with respect to the foregoing, please contact our legal counsel, Takahiro Saito of Simpson Thacher & Bartlett LLP, at tsaito@stblaw.com.

Sincerely,

/s/ Tetsuo Mukunoki

Tetsuo Mukunoki
General Manager, Legal Division
NEC Corporation

cc:	Securities and Exchange Commission

    Larry Spirgel, Assistant Director

    Frank Knapp, Staff Accountant

    Kathleen Collins, Accounting Branch Chief

Simpson Thacher & Bartlett LLP

    Takahiro Saito, Partner